SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  333-175482

NOTIFICATION OF LATE FILING

(Check One):   ☒ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:	First America Resources Corporation

Former name if applicable:

Address of principal executive office (Street and number):	1000 East Armstrong Street

City, state and zip code:	Morris, IL 60450

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

First America Resources Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-K for the period ended June 30, 2015 as the SEC EDGAR system will not accept XBRL filings at this time. The Report is completed with XBRL financials and has been completely EDGARized and ready to file. However, as a filing without XBRL financials could be considered an incomplete filing requiring an amendment, the Company is filing this form, noting a delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date or when the EDGAR system accepts XBRL filings, whichever is earlier.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jian Li  815-941-9888

(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

First America Resources Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 28, 2015	By:	/s/ Jian Li
Jian Li
Chief Executive Officer